Rockwell Provides Update on Tirisano Production Startup and Midamines Arbitration

October 27, 2011 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces production at the Tirisano Mine project has commenced and results of Midamines arbitration.

Tirisano startup

The Company is pleased to report that having completed the acquisition of the Tirisano project, with effect from September 1, 2011, production has now commenced at the mine. October 18, 2011 was the first day of full production at Tirisano. Management is confident that production will ramp up to the full capacity of 90,000 m3 per month by the end of October 2011. Continuous operations (‘contops’) have been implemented since start up.

The issues revealed from a review of the plant in June 2011 have been fully addressed, and the Holpan mine’s containerized recovery plant has been relocated to Tirisano, and will provide a completely hands off proven recovery process. In addition, the barrel screen from the Company’s Wouterspan project (both the Holpan and Wouterspan projects are currently on care and maintenance) has been installed to double the front end capacity as an interim solution.

During the remainder of fiscal 2012, the focus at Tirisano will be on fine tuning mining and plant efficiencies and continuing to develop long term solutions for the front end processing, as well as working on concept designs to increase the plant’s capacity.

While the Tirisano mine is of strategic importance to Rockwell’s long term growth objectives, it is also expected to contribute positively to the socio-economics of the Ventersdorp area. A total of 208 full time jobs and 17 contractor positions have been created, 60% of which are from the local Mogopa community that has a 26% holding in the mine as required by South Africa’s black economic empowerment laws. In support of the Company’s objective to provide equal opportunities, 11 women are employed on the mine who will be trained as machinery operators. The Company is committed to initiatives that attract women to mining, which reflects the South African Government’s requirements for female representation in direct mining activities.

The Company has also carried out significant work relating to the safety measures at the mine to comply with the Mine Health & Safety Act (MHSA). The operational team at Tirisano, with the support and guidance of the executive team, remains committed to maintaining and improving the mine’s safety standards.

The quality and price of the stones recovered at Tirisano during the commissioning and recovery testing phase were encouraging, and exceeded that which was achieved by the mine's previous operators. All carats recovered will be graded and sold at the Company’s next diamond tender early in November 2011.

Tirisano Mine is hosted in a unique geological environment that being karst derived sinkholes. The Tirisano alluvial gravels found on the mine are different from Rockwell’s other mines as the gravels have been captured and preserved in vast sinkholes compared to the Palaeo Channels which are prevalent at its properties in the Northern Cape. These gravels have a grade that is approximately five times higher than those in the Northern Cape and the spatial distribution of the diamonds is far more consistent. The characteristics of the property can be likened to an alluvial kimberlite in terms of the hour glass shape of the deposit and features of the in situ diamonds.

“Having completed the testing phase, we are confident that the historically higher grades and more consistent diamond distribution at Tirisano will make a positive impact on the Company’s objective to ramp up production”, explained James Campbell, CEO, Rockwell. “With a life of mine of approximately 30 years at Tirisano1 at the current production capacity, we are confident that our investment in commissioning this new plant will create long term value for all our stakeholders.”

Midamines arbitration results

Rockwell’s indirect subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”)’s interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement” or “Agreement”) in 2006 with Midamines SPRL (“Midamines”), the holder of the exploitation permit on the Kwango River Project. It was also agreed that Midamines would act as independent contractor on to manage and carry out exploration activities and, potentially, mining activities in a certain portion of the concession area ("Contract Area").

Under the Midamines Agreement, Durnpike agreed to make minimum royalty payments to Midamines, in return for which it undertook several obligations, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. These annual royalty payments amounted to a minimum of US$1.2 million (commencing on December 31, 2007). During the first quarter of 2008, the Midamines Agreement was amended, inter alia, giving Durnpike access to the entire concession area, as opposed to the limited Contract Area for a consideration of $0.6 million and Midamines waived its right to payment of the first royalty payment on December 31, 2007.

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1 Based on the 2011 preliminary economic assessment (see news release dated August 2, 2011)

During 2008, Rockwell and/or Durnpike cancelled the Agreement as a result of breach of material provisions thereof, and a dispute arose in relation to the Company’s entitlement to do so. The dispute was referred to arbitration. Midamines claimed the payment of the final amount of $41.1 million, while reserving the right to increase the claim to $68.073 million. Rockwell and/or Durnpike instituted a counter-claim in the final amount of approximately $6.6 million for equipment, start-up and acquisition costs and possible lost earnings.

The Company has now received the results of the arbitration process. Rockwell and/or Durnpike were directed to pay Midamines an amount of US$ 1.2 million with each party paying its own costs. While management is disappointed at the outcome of the arbitration, having vigorously argued against the claims made by Midamines and robustly defended its position throughout the hearings, the Rockwell Board is supporting the decision to conclude the matter in line with the findings.

Commenting on the matter, Mr Campbell said “The settlement amount that has been prescribed by the agreement is a small fraction of Midamines’ total claim of $48.0 million (plus interest since 2008). It will not materially impact the Company’s capacity to progress with our strategic growth projects. Having reached a conclusion on this process, which demanded significant management time and attention, our executive team can now focus on implementing its diamond value management initiatives. Our primary focus is now on implementing a number of projects which we have initiated to continue improving the performance of our operations.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release. Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.